UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
RTI BIOLOGICS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
75886N100

(CUSIP Number)
September 2, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.	75886N100

1	NAMES OF REPORTING PERSONS. Zimmer Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	75886N100

1	NAMES OF REPORTING PERSONS. Zimmer, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	75886N100

1	NAMES OF REPORTING PERSONS. Zimmer CEP USA Holding Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON

CO

Item 1.
(a)	Name of Issuer.

RTI Biologics, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

11621 Research Circle Alachua, Florida 32615
Item 2.
(a)	Name of Person Filing.

Zimmer Holdings, Inc.

Zimmer, Inc.

Zimmer CEP USA Holding Co.

(b)	Address of Principal Business Office, or, if none, Residence.

The address for each of Zimmer Holdings, Inc., Zimmer, Inc. and Zimmer CEP USA Holding Co. is:

345 East Main Street Warsaw, Indiana 46580

(c)	Citizenship.

Zimmer Holdings, Inc. is a corporation organized under the laws of the State of Delaware.

Zimmer, Inc. is a corporation organized under the laws of the State of Delaware.

Zimmer CEP USA Holding Co. is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities.

Common Stock

(e)	CUSIP Number.

75886N100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     The following information is provided as of September 2, 2008.
(a)	Amount beneficially owned:

Zimmer Holdings, Inc. — 0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

(b)	Percent of class:

Zimmer Holdings, Inc. — 0.0%

Zimmer, Inc. — 0.0%

Zimmer CEP USA Holding Co. — 0.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Zimmer Holdings, Inc. — 0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

(ii)	Shared power to vote or to direct the vote:

Zimmer Holdings, Inc. — 0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

(iii)	Sole power to dispose or to direct the disposition of:

Zimmer Holdings, Inc. —0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Zimmer Holdings, Inc. — 0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Zimmer CEP USA Holding Co. (“CEP”) was the record owner of shares of common stock of the issuer. CEP is wholly-owned by Zimmer, Inc., which is wholly-owned by Zimmer Holdings, Inc.
     Under the rules and regulations of the Securities and Exchange Commission, by virtue of their direct and indirect control of CEP, Zimmer, Inc. and Zimmer Holdings, Inc. shared beneficial ownership of the common stock previously owned of record by CEP.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 9, 2008

ZIMMER HOLDINGS, INC.
By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary

ZIMMER, INC.
By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Secretary

ZIMMER CEP USA HOLDING CO.
By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Secretary